UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

August 5, 2011

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                       No      ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                       No      ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes                       No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.	Press release entitled “Smith & Nephew Q2 and Half Year Results – strong revenue growth and gaining market share in a challenging environment”, dated August 5, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: August 5, 2011	By:	/s/ Susan Henderson
Susan Henderson
Company Secretary

Item 1

Smith & Nephew Q2 and Half Year Results – strong revenue growth and gaining market share in a challenging environment

5 August 2011

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announces its results for the second quarter ended 2 July 2011.

	3 months* to			6 months** to
	3 July 2010	2 July 2011	Underlying change	3 July 2010	2 July 2011	Underlying change
	$m	$m	%	$m	$m	%
Revenue[1]	959	1,077	5	1,954	2,132	4
Trading profit[2]	226	236	(3)	476	477	(5)
Operating profit[2]	207	226		447	457
Trading margin (%)	23.5	21.9	(160)bps	24.4	22.4	(200)bps
EPSA (cents)[3]	17.1	18.1		36.0	36.5
EPS (cents)	15.4	17.2		33.4	34.7
Business Unit revenue[1]
Orthopaedics	535	588	4	1,101	1,178	3
Endoscopy	206	231	5	422	464	5
Advanced Wound Management	218	258	8	431	490	7

*	Q2 2011 comprises 63 trading days (2010: 64 trading days). ** H1 2011 comprises 127 trading days (2010: 128 trading days)

Q2 Commentary

•	Reported revenue was $1,077 million, good underlying growth of 5%

•	Reported trading profit was $236 million and trading margin was 21.9%

—	160 basis points decrease due to adverse sales mix, non-recurring expenses and the phasing of investments

•	EPSA increased 6% to 18.1¢, benefiting from the weaker US dollar

•	Geographically, growth was 5% in the US, 2% in Europe and 9% in the rest of the world

•	Orthopaedics: another strong quarter of market outperformance, driven by 10% growth in US knees

•	Endoscopy: stronger US performance offset by somewhat weaker Europe

•	Advanced Wound Management: continued strong performance, next generation of NPWT launched in Europe

•	Strong trading profit to cash conversion ratio of 103% (2010 - 89%)

•	Interim dividend increased by 10% to 6.6¢

Commenting on the second quarter, Olivier Bohuon, Chief Executive Officer of Smith & Nephew, said:

“Smith & Nephew continued the strong dynamic of recent quarters, delivering 12% reported revenue growth and 5% underlying for the current quarter. We again outperformed our competitors in many of our markets by delivering innovative products that offer our customers clinical and cost benefits.

News

After four months as CEO, two things are certain in my mind. The first is that Smith & Nephew has a great foundation with a track record of successful innovation, a strong focus on customers, and talented people. The second certainty is that we can be even better.

We are operating in an increasingly changing environment. We are adapting to and anticipating these market conditions and have established a new strategic framework to drive Smith & Nephew’s future success. This strategy has five priorities: focus in established markets, grow in emerging markets, innovate for value, simplify our operating model and supplement the organic growth through acquisitions.

We are working to make Smith & Nephew an even better company for our customers and patients, our employees and our wider stakeholders.”

Analyst presentation and conference call

An analyst presentation and conference call to discuss Smith & Nephew’s second quarter results will be held at 9am GMT/4am EST today, Friday 5 August. This will be broadcast live on the company’s website and will be available on demand shortly following the close of the call at http://www.smith-nephew.com/Q211. A podcast will also be available at the same address. If interested parties are unable to connect to the web, a listen-only service is available by calling +44 (0) 20 7136 6284 in the UK or +1 (212) 444 0413 in the US, confirmation code: 5924597. Analysts should contact Jennifer Watson on +44 (0) 20 7960 2255 or by email at jennifer.watson@smith-nephew.com for conference details.

Notes

1	Unless otherwise specified as ‘reported’, all revenue increases/decreases throughout this document are underlying increases/decreases after adjusting for the effects of currency translation. See note 3 to the financial statements for a reconciliation of these measures to results reported under IFRS.

2	A reconciliation from operating profit to trading profit is given in note 4 to the financial statements. The underlying increase/decrease in trading profit is the increase/decrease in trading profit after adjusting for the effects of currency translation.

3	Adjusted earnings per ordinary share (“EPSA”) growth is as reported, not underlying, and is stated before restructuring and rationalisation costs, amortisation of acquisition intangibles and taxation thereon. See note 2 to the financial statements.

4	All numbers given are for the quarter ended 2 July 2011 unless stated otherwise.

5	References to market growth rates are estimates generated by Smith & Nephew based on a variety of sources.

Enquiries

Investors/Analysts
Phil Cowdy	+44 (0) 20 7401 7646
Smith & Nephew

Media
Jon Coles	+44 (0) 20 7404 5959
Justine McIlroy
Brunswick – London

Second Quarter Results

Smith & Nephew continued the strong dynamic of recent quarters delivering another strong revenue performance. We again outperformed the market growth rate in many of our product franchises by delivering innovative products that offer our customers clinical and cost benefits.

We generated revenues of $1,077 million, a reported growth of 12% compared with $959 million in 2010. This represents an underlying growth of 5% on the same period last year after adjusting for positive movements in currency of 7%. In addition, there was one less trading day than in the comparative period in 2010, which reduced the Group’s growth rate by an estimated 1%.

Trading profit in the quarter was $236 million, representing an underlying decline of -3%. The Group trading margin was a disappointing 21.9% and decreased by 160 basis points, principally due to adverse sales mix (higher growth from lower margin products), non-recurring expenses and the phasing of investments.

By business unit, Orthopaedics trading profit margin was 22.0% (260 basis point decrease compared to 24.6% last year), Endoscopy was 20.6% (230 basis point decrease compared to 22.9%) and Advanced Wound Management 23.0% (160 basis points increase compared to 21.4%). Within Orthopaedics, adverse sales mix trends, primarily from our higher growth products and geographies, impacted our gross margin, together with a $4 million loss on certain trade receivables and the write-off of some of our inventory as a consequence of our distribution efficiency programmes. As highlighted in the previous quarter, Endoscopy has increased the level of research and development investment. Advanced Wound Management benefited from the leverage of its higher sales volume.

The net interest charge was $2 million.

The tax charge was at the estimated effective rate for the full year of 30.8% on profit before restructuring and rationalisation costs and amortisation of acquisition intangibles. Adjusted attributable profit of $161 million is before these items and taxation thereon.

Adjusted earnings per share increased by 6% to 18.1¢ (90.5¢ per American Depositary Share, “ADS”), benefitting from the weaker US dollar. Basic earnings per share was 17.2¢ (86.0¢ per ADS) compared with 15.4¢ (77.0¢ per ADS) in 2010.

Trading cash flow (defined as cash generated from operations less capital expenditure but before restructuring and rationalisation costs) was $242 million in the quarter reflecting a trading profit to cash conversion ratio of 103%, compared with 89% a year ago.

Net debt decreased by $5 million in the quarter to $346 million, reflecting the strong trading cash flow less the dividend payment and Tenet acquisition, as well as the weaker US dollar.

An interim dividend of 6.6¢ per share (33.0¢ per ADS) will be paid on 1 November 2011 to shareholders on the register at the close of business on 14 October 2011. This represents a 10% increase on the 2010 first interim dividend.

The following sections give more detail on the revenue performance by business.

Orthopaedics

Orthopaedics (consisting of Reconstruction, Trauma and Clinical Therapies) grew revenues by 4% in the quarter to $588 million. Geographically, Orthopaedics revenue grew by 4% in the US, grew 2% in Europe and grew 6% in the rest of the world.

Within Orthopaedics, the rate of like-for-like pricing has become modestly more negative than the approximately -2% seen in recent quarters. This was largely offset by the revenue mix benefits from new and premium products.

Orthopaedic Reconstruction revenues grew by 3%, outperforming the estimated global market growth rate of 0%, as global market conditions remained similar to the previous quarter. In the US our growth was 5% and outside the US 2%. In Europe, our business delivered a better performance and we continued to see strong growth from the emerging markets.

Our global hip franchise growth was flat. We saw increased sales from our new VERILASTà branded hip bearing range, as well as increased sales in Europe of our POLARCUPà Dual-Mobility System. Our R3à Acetabular System continues to sell well. The broader metal-on-metal debate headlines remain a significant headwind to BIRMINGHAM HIPà Resurfacing System sales.

Global knees grew by 7%, with our growth continuing to be driven by our VERILAST bearing technology for knee replacement, with its 30-year wear claim, and our VISIONAIREà Patient Matched Instrumentation sets. In the US, where both of these are more established, our knee franchise grew at a market leading 10%.

Orthopaedic Trauma revenues grew by 4% to $115 million and this business has now been consistently delivering good growth for the last few quarters. Our TRIGENà SURESHOTà Distal Targeting System for screw placement, launched 12 months ago, is having a material benefit on our nail sales and we recently extended the system to humeral as well as tibial nails. During the quarter, we also signed a distribution agreement for a bone graft filler in the US, with the French company Graftys.

Clinical Therapies revenues grew 6% to $61 million, with double digit growth from our EXOGENà Bone Healing System and DUROLANE® Joint Fluid Therapy.

Endoscopy

Endoscopy revenues grew 5% to $231 million. US revenue grew by 5% and revenue growth in Europe was flat as we have started to experience a greater impact from healthcare system austerity measures. The rest of the world grew by 9%.

By business segment, Arthroscopy (sports medicine) grew by 6%, driven by another strong performance in our repair product franchise. Visualisation revenues declined as expected, by -9% and represented only 12% of Endoscopy revenues.

As previously highlighted Endoscopy has been increasing the level of research and development investment. New products launched this quarter included BIORAPTORà CURVED Suture Anchor for shoulder repair and DYONICSà PLATINUM range of specialty blades. We also ran a very active medical education programme including major meetings in Japan, Brazil and the US.

In June we acquired Tenet Medical Engineering, Inc. for an initial payment of $35 million. Tenet markets leading edge patient positioning systems. Smith & Nephew had been a long-standing distributor of Tenet and these systems are complementary to our sports medicine business.

Advanced Wound Management

Advanced Wound Management grew revenues by 8% to $258 million, outperforming the estimated global market rate of 3%. European revenues grew by 2% to $125 million. US revenues grew by 14%, where Negative Pressure Wound Therapy (“NPWT”) momentum continues to build with some significant contract wins from hospitals. The rest of the world grew by 14% and benefited from the consolidation of our distributor network in Canada.

Our Exudate Management revenues grew 2% and Infection Management was flat. European markets are set to remain challenging, but we are making a series of targeted marketing investments to compensate for these austerity pressures. We launched several new products in the quarter including ALLEVYNà Gentle Border Multisite.

NPWT continues to deliver strong revenue growth. We launched the first canister-free disposable NPWT product - PICOà – in Europe, Canada, Australia and New Zealand. This system expands the market for negative pressure to a wider number of patients and early feedback from healthcare professionals has been very positive. We are the first company to be awarded the UK Drug Tariff for a canister-free NPWT device. We were also awarded a regional contract in Germany providing RENASYSà to the home care market and we anticipate, once the study is completed, NPWT will receive reimbursement in the home care setting in Germany in the 2014 timescale.

Half Year Results

For the half year, reported revenues were $2,132 million, with underlying growth at 4% compared to the same period last year.

Reported trading profit for the year to date was $477 million, declining -5% on an underlying basis, with trading margin decreasing by 200 basis points to 22.4%. The decrease was 70 basis points after deducting the benefit gained last year from the one-off settlement of the BlueSky acquisition agreement.

The net interest charge was $4 million. The tax charge of $141 million is based upon the estimated effective rate for the full year tax rate of 30.8% on the pre-tax adjusted attributable profit and the tax impact of restructuring and rationalisation costs and amortisation of acquisition intangibles. Adjusted attributable profit was $325 million and attributable profit was $309 million.

EPSA rose by 1% to 36.5¢ (182.5¢ per ADS). Reported basic earnings per share was 34.7¢ (173.5¢ per ADS).

Trading cash flow was $448 million compared with $390 million a year ago. This is a trading profit to cash conversion ratio of 94% compared with 82% a year ago.

New Strategic Framework

Smith & Nephew has a strong foundation with deep customer relationships, innovative products and talented employees.

We are operating in an increasingly changing environment. As healthcare processes and systems across the globe evolve, as economic growth and demographic changes shift patterns of care and as budget pressures intensify, Smith & Nephew is faced with new challenges as well as significant growth opportunities.

We have established a new strategic framework to drive Smith & Nephew’s future success. This strategy has five priorities: focus in established markets, grow in emerging markets, innovate for value, simplify our operating model and supplement the organic growth through acquisitions.

In the established markets (US, Canada, Europe, Japan, Australia and New Zealand) we will continue to deliver the excellence that our customers and patients expect, while at the same time improving efficiency to liberate resources. We will reinvest these resources to capture the opportunities in emerging markets and drive product development to meet the unique needs of our key markets and geographies.

We have started to implement this strategy with an organisational change. We have brought our Orthopaedics and Endoscopy businesses together under one management, creating the Advanced Surgical Devices Division which will sit alongside our Advanced Wound Management Division. These two divisions will serve the established markets and will support our newly created Emerging Markets (focusing on China, India, Brazil and Russia) and International Markets Organisations, particularly with greater research and development focus.

Over the coming months, we will provide further details on this strategy, but the framework has now been established. We are confident that we will have a more focused organisation with the appropriate resources to seize these opportunities.

Outlook

Our revenue guidance for 2011 is unchanged. We expect revenues in Orthopaedic Reconstruction, Arthroscopy (sports medicine) and Advanced Wound Management to grow at above the market rate. In Orthopaedic Trauma we expect to sustain our improved performance.

We reiterate our medium term intention to maintain our trading profit margin broadly in line with the 23.9% achieved in 2010 (before the benefit of the BlueSky settlement), as we implement our new strategy, and liberate further resources to fund our investments to drive growth. For 2011, we expect that our investments, including modest costs associated with the changes in the organisation which are being implemented, together with the adverse sales mix trends in Orthopaedic Reconstruction (which are primarily due to the success of our new product introductions), will exceed slightly the gains from efficiencies.

We are working to make Smith & Nephew an even better company for our customers and patients, our employees and our wider stakeholders.

About Us

Smith & Nephew is a global medical technology business with global leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine, Trauma and Clinical Therapies. The Company has distribution channels, purchasing agents and buying entities in over 90 countries worldwide. Annual sales in 2010 were nearly $4.0 billion.

Smith & Nephew is dedicated to helping improve people’s lives. The Company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payors and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions, our success in integrating acquired businesses, and disruption that may result from changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business or competitive nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew’s expectations.

à Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

DUROLANE® is a trademark of Q-Med AB

SMITH & NEPHEW plc

2011 QUARTER TWO AND HALF YEAR RESULTS

Unaudited Group Income Statement for the three months and six months to 2 July 2011

3 Months 2010	3 Months 2011		Notes	6 Months 2011	6 Months 2010
$m	$m			$m	$m
959	1,077	Revenue	3	2,132	1,954
(245)	(287)	Cost of goods sold		(563)	(501)

714	790	Gross profit		1,569	1,453
(468)	(521)	Selling, general and administrative expenses		(1,029)	(932)
(39)	(43)	Research and development expenses		(83)	(74)

207	226	Operating profit	4	457	447
—	1	Interest receivable		2	1
(3)	(3)	Interest payable		(6)	(8)
(2)	(2)	Other finance costs		(3)	(4)

202	222	Profit before taxation		450	436
(65)	(69)	Taxation	7	(141)	(140)

137	153	Attributable profit (A)		309	296

		Earnings per share (A)	2
15.4 ¢	17.2 ¢	Basic		34.7 ¢	33.4 ¢
15.4 ¢	17.1 ¢	Diluted		34.5 ¢	33.2 ¢

Unaudited Group Statement of Comprehensive Income for the three months and six months to 2 July 2011

3 Months 2010	3 Months 2011			6 Months 2011	6 Months 2010
$m	$m			$m	$m
137	153	Attributable profit (A)		309	296
		Other comprehensive income:
(30)	68	Translation adjustments		104	(71)
10	2	Net (losses)/gains on cash flow hedges		(1)	16
(55)	(23)	Actuarial gains/(losses) on defined benefit pension plans		13	(71)
18	7	Taxation on items taken directly to equity		(3)	20

(57)	54	Other comprehensive income for the period, net of tax		113	(106)

80	207	Total comprehensive income for the period (A)		422	190

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

SMITH & NEPHEW plc

2011 QUARTER TWO AND HALF YEAR RESULTS (continued)

Unaudited Group Balance Sheet as at 2 July 2011

31 Dec 2010		2 July 2011	3 July 2010
$m		$m	$m
	ASSETS
	Non-current assets
787	Property, plant and equipment	808	749
1,101	Goodwill	1,195	1,045
426	Intangible assets	430	392
28	Other financial assets	6	26
13	Investment in associates	14	12
224	Deferred tax assets	219	209

2,579		2,672	2,433

	Current assets
923	Inventories	942	906
1,024	Trade and other receivables	1,050	884
207	Cash and bank	245	360

2,154		2,237	2,150

4,733	TOTAL ASSETS	4,909	4,583

	EQUITY AND LIABILITIES
	Equity attributable to equity holders of the parent:
191	Share capital	191	190
396	Share premium	408	390
(778)	Treasury shares	(777)	(786)
116	Other reserves	219	8
2,848	Retained earnings	3,092	2,508

2,773	Total equity	3,133	2,310

	Non-current liabilities
642	Long-term borrowings	18	1,045
262	Retirement benefit obligations	251	377
—	Other payables due after one year	11	2
73	Provisions due after one year	70	44
69	Deferred tax liabilities	78	22

1,046		428	1,490

	Current liabilities
57	Bank overdrafts and loans due within one year	572	37
617	Trade and other payables due within one year	562	496
37	Provisions due within one year	41	72
203	Current tax payable	173	178

914		1,348	783

1,960	Total liabilities	1,776	2,273

4,733	TOTAL EQUITY AND LIABILITIES	4,909	4,583

SMITH & NEPHEW plc

2011 QUARTER TWO AND HALF YEAR RESULTS (continued)

Unaudited Condensed Group Cash Flow Statement for the three months and six months to 2 July 2011

3 Months 2010	3 Months 2011		6 Months 2011	6 Months 2010
$m	$m		$m	$m
		Net cash inflow from operating activities
202	222	Profit before taxation	450	436
3	2	Net interest payable	4	7
63	73	Depreciation and amortisation	146	131
6	9	Share based payment expense	16	11
(19)	(6)	Movement in working capital and provisions	(39)	(74)

255	300	Cash generated from operations (B)	577	511
(3)	(1)	Net interest paid	(4)	(9)
(74)	(103)	Income taxes paid	(165)	(119)

178	196	Net cash inflow from operating activities	408	383

		Cash flows from investing activities
—	(33)	Acquisitions (net of $2m of cash acquired)	(33)	—
(59)	(60)	Capital expenditure	(133)	(133)

(59)	(93)	Net cash used in investing activities	(166)	(133)

119	103	Cash flow before financing activities	242	250

		Cash flows from financing activities
2	3	Proceeds from issue of ordinary share capital	12	8
3	1	Proceeds from own shares	4	5
(5)	(2)	Purchase of own shares	(6)	(5)
(79)	(88)	Equity dividends paid	(88)	(79)
54	(38)	Cash movements in borrowings	(154)	7
(2)	3	Settlement of currency swaps	2	(3)

(27)	(121)	Net cash used in financing activities	(230)	(67)

92	(18)	Net increase/(decrease) in cash and cash equivalents	12	183
261	227	Cash and cash equivalents at beginning of period	195	174
(6)	6	Exchange adjustments	8	(10)

347	215	Cash and cash equivalents at end of period (C)	215	347

B	Including cash outflows in the six month period to 2 July 2011 of $2 million (2010 – $10 million) relating to restructuring and rationalisation costs.

Including cash outflows in the three month period to 2 July 2011 of $1 million (2010 – $5 million) relating to restructuring and rationalisation costs.

C	Cash and cash equivalents at the end of the period are net of overdrafts of $30 million (3 July 2010 – $13 million, 31 December 2010 – $12 million).

SMITH & NEPHEW plc

2011 QUARTER TWO AND HALF YEAR RESULTS (continued)

Unaudited Group Statement of Changes in Equity for the six months to 2 July 2011

	Share capital	Share premium	Treasury shares*	Other reserves**	Retained earnings	Total equity
	$m	$m	$m	$m	$m	$m
At 1 January 2011 (audited)	191	396	(778)	116	2,848	2,773
Total comprehensive income (A)	—	—	—	103	319	422
Equity dividends paid	—	—	—	—	(88)	(88)
Purchase of own shares	—	—	(6)	—	—	(6)
Share based payments recognised	—	—	—	—	16	16
Cost of shares transferred to beneficiaries	—	—	7	—	(3)	4
Issue of ordinary share capital	—	12	—	—	—	12

At 2 July 2011	191	408	(777)	219	3,092	3,133

	Share capital	Share premium	Treasury shares*	Other reserves**	Retained earnings	Total equity
	$m	$m	$m	$m	$m	$m
At 1 January 2010 (audited)	190	382	(794)	63	2,338	2,179
Total comprehensive income (A)	—	—	—	(55)	245	190
Equity dividends paid	—	—	—	—	(79)	(79)
Purchase of own shares	—	—	(5)	—	—	(5)
Share based payments recognised	—	—	—	—	11	11
Deferred tax on share based payments	—	—	—	—	1	1
Cost of shares transferred to beneficiaries	—	—	13	—	(8)	5
Issue of ordinary share capital	—	8	—	—	—	8

At 3 July 2010	190	390	(786)	8	2,508	2,310

*	Treasury shares include shares held by the Smith & Nephew Employees’ Share Trust.

**	Other reserves comprise gains and losses on cash flow hedges, exchange differences on translation of foreign operations and the difference arising as a result of translating share capital and share premium at the rate on the date of redenomination instead of the rate at the balance sheet date.

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

SMITH & NEPHEW plc

2011 QUARTER TWO AND HALF YEAR RESULTS (continued)

NOTES

1.	These half-yearly financial statements have been prepared in conformity with IAS 34 Interim Financial Reporting. The financial information herein has been prepared on the basis of the accounting policies set out in the annual accounts of the Group for the year ended 31 December 2010. Smith & Nephew prepares its annual accounts on the basis of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), IFRS as adopted by the European Union (“EU”) and in accordance with the provisions of the Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented.

The Group has adequate financial resources and its customers and suppliers are diversified across different geographic areas. The directors believe that the Group is well placed to manage its business risk successfully. The directors have a reasonable expectation that the Group has sufficient resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis for accounting in preparing the interim financial statements.

The financial information contained in this document does not constitute statutory accounts as defined in section 434 and 435 of the Companies Act 2006. The auditors issued an unqualified opinion and did not contain a statement under section 498 of the Companies Act 2006 on the Group’s statutory financial statements for the year ended 31 December 2010, which have been delivered to the Registrar of Companies.

2.	Adjusted earnings per ordinary share (“EPSA”) is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure.

EPSA has been calculated by dividing adjusted attributable profit by the weighted (basic) average number of ordinary shares in issue of 890 million (2010 – 887 million). The diluted weighted average number of ordinary shares in issue is 896 million (2010 – 891 million).

3 Months 2010	3 Months 2011			Notes	6 Months 2011		6 Months 2010
$m	$m				$m		$m
137	153		Attributable profit		309		296
			Adjustments:
10	1		Restructuring and rationalisation costs	6	2		12
9	9		Amortisation of acquisition intangibles		18		17
(4)	(2)		Taxation on excluded items	7	(4)		(6)

152	161		Adjusted attributable profit		325		319

17.1¢	18.1	¢	Adjusted earnings per share		36.5	¢	36.0	¢
17.1¢	18.0	¢	Adjusted diluted earnings per share		36.3	¢	35.8	¢

SMITH & NEPHEW plc

2011 QUARTER TWO AND HALF YEAR RESULTS (continued)

3.	Revenue by segment for the three months and six months to 2 July 2011 was as follows:

3 Months 2010	3 Months 2011		6 Months 2011	6 Months 2010	Underlying growth in revenue
$m	$m		$m	$m	%
					3 Months	6 Months
		Revenue by business segment
535	588	Orthopaedics	1,178	1,101	4	3
206	231	Endoscopy	464	422	5	5
218	258	Advanced Wound Management	490	431	8	7

959	1,077		2,132	1,954	5	4

		Revenue by geographic market
414	435	United States	874	835	5	5
315	364	Europe (D)	727	672	2	1
230	278	Africa, Asia, Australasia and Other America	531	447	9	9

959	1,077		2,132	1,954	5	4

D	Includes United Kingdom six months revenue of $140 million (2010 – $139 million) and three months revenue of $72 million (2010 – $67 million).

Underlying revenue growth by business segment is calculated by eliminating the effects of translational currency. Reported growth reconciles to underlying growth as follows:

	Reported growth in revenue	Constant currency exchange effect	Underlying growth in revenue
	%	%	%
6 Months
Orthopaedics	7	(4)	3
Endoscopy	10	(5)	5
Advanced Wound Management	14	(7)	7

	9	(5)	4

3 Months
Orthopaedics	10	(6)	4
Endoscopy	12	(7)	5
Advanced Wound Management	18	(10)	8

	12	(7)	5

SMITH & NEPHEW plc

2011 QUARTER TWO AND HALF YEAR RESULTS (continued)

4.	Trading profit is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Operating profit reconciles to trading profit as follows:

3 Months 2010	3 Months 2011		Notes	6 Months 2011	6 Months 2010
$m	$m			$m	$m
207	226	Operating profit		457	447
10	1	Restructuring and rationalisation costs	6	2	12
9	9	Amortisation of acquisition intangibles		18	17

226	236	Trading profit		477	476

Operating and trading profit by segment for the three months and six months to 2 July 2011 were as follows:
		Operating Profit by business segment
121	122	Orthopaedics		257	258
45	47	Endoscopy		99	90
41	57	Advanced Wound Management		101	99

207	226			457	447

		Trading Profit by business segment
132	130	Orthopaedics		272	276
48	47	Endoscopy		99	93
46	59	Advanced Wound Management		106	107

226	236			477	476

5.	Total assets by business segment as at 2 July 2011 were as follows:

31 Dec 2010		2 July 2011	3 July 2010
$m		$m	$m
2,778	Orthopaedics	2,813	2,578
769	Endoscopy	836	726
755	Advanced Wound Management	796	710

4,302	Operating assets by business segment	4,445	4,014
431	Unallocated corporate assets (E)	464	569

4,733	Total assets	4,909	4,583

E	Consisting of deferred tax assets and cash at bank.

6.	Restructuring and rationalisation costs of $2 million (2010 – $12 million) were incurred in the six month period to 2 July 2011. The charge in the three month period to 2 July 2011 was $1 million (2010 – $10 million). These relate to the earnings improvement programme and mainly comprise of costs associated with the rationalisation of operational sites.

SMITH & NEPHEW plc

2011 QUARTER TWO AND HALF YEAR RESULTS (continued)

7.	Taxation of $145 million (2010 – $146 million) for the six months on the profit before restructuring and rationalisation costs and amortisation of acquisition intangibles is at the full year effective rate. In 2011, a taxation benefit of $4 million (2010 – $6 million) arose on restructuring and rationalisation costs and amortisation of acquisition intangibles. Of the $141 million (2010 – $140 million) taxation charge for the six months, $112 million (2010 – $109 million) relates to overseas taxation.

In 2011, the UK Government exacted legislation that will set the UK tax rate for periods starting on or after 1 April 2012 to be 25%, from the currently enacted rate of 26%. The deferred tax impact of this change results in a credit to the effective tax rate for the year ending 31 December 2011.

8.	The 2010 final dividend of $88 million was paid on 19 May 2011. The first interim dividend of 2011 of 6.60 US cents per ordinary share was declared by the Board on 4 August 2011. This is payable on 1 November 2011 to shareholders whose names appeared on the register at the close of business 14 October 2011. The sterling equivalent per ordinary share will be set following the record date. Shareholders may elect to receive their dividend in either Sterling or US Dollars and the last day for election will be 14 October 2011. Shareholders may participate in the dividend re-investment plan.

9.	On 23 June 2011, Smith & Nephew acquired Tenet Medical Engineering, Inc. for an initial payment of $35 million, a further payment of $2.5 million, deferred for 18 months, and up to $14.5 million based on the achievement of future revenue milestones. The cost is assessed as $46 million, being the fair value of the probable consideration. Of the $46 million, $44 million has been provisionally allocated to goodwill. The remaining $2 million has been provisionally allocated to working capital and fixed assets.

10.	The principal risks and uncertainties related to Smith & Nephew’s business are as follows: highly competitive markets; continual development and introduction of new products; dependence on government and other funding; world economic conditions; political uncertainties; currency fluctuations; stock market valuations; manufacturing and supply; attracting and retaining key personnel; proprietary rights and patents; product liability claims and loss of reputation; regulatory compliance in the healthcare industry; regulatory approvals and controls and other risk factors. These are unchanged from those set out in the 2010 Annual report on pages 18 to 21.

SMITH & NEPHEW plc

2011 QUARTER TWO AND HALF YEAR RESULTS (continued)

11.	Net debt as at 2 July 2011 comprises:

	2 July 2011	3 July 2010
	$m	$m
Cash and bank	245	360
Long-term borrowings	(18)	(1,045)
Bank overdrafts and loans due within one year	(572)	(37)
Net currency swap (liabilities)/assets (F)	(1)	2

	(346)	(720)

The movements in the period were as follows:
Opening net debt as at 1 January	(492)	(943)
Cash flow before financing activities	242	250
Proceeds from issue of ordinary share capital	12	8
Proceeds from own shares	4	5
Purchase of own shares	(6)	(5)
Equity dividends paid	(88)	(79)
Exchange adjustments	(18)	44

Closing net debt	(346)	(720)

F	Net currency swap liabilities of $1 million (2010 – assets $2 million) comprise $2 million (2010 – $1 million) of current liability derivatives within trade and other payables and $1 million (2010 – $3 million) of current assets derivatives within trade and other receivables.

Directors’ Responsibilities Statement

The directors confirm that to the best of their knowledge this condensed set of financial statements has been prepared in accordance with IAS 34 as adopted by the European Union, and that the interim management report herein includes a fair review of the information required by DTR 4.2.7R and DTR 4.2.8R of the Disclosure and Transparency Rules. The Board of Directors of Smith & Nephew plc that served during the six months to 2 July 2011 are listed in the Smith & Nephew plc 2010 Annual Report. During the six months to 2 July 2011, Olivier Bohuon was appointed to the board on 1 April 2011 and David Illingworth resigned from the board on 14 April 2011.

By order of the Board:

Olivier Bohuon	Chief Executive Officer	4 August 2011
Adrian Hennah	Chief Financial Officer	4 August 2011

SMITH & NEPHEW plc

2011 QUARTER TWO AND HALF RESULTS (continued)

INDEPENDENT REVIEW REPORT TO SMITH & NEPHEW plc

Introduction

We have been engaged by the Company to review the interim financial statements in the interim financial report for the three and six months ended 2 July 2011 which comprises the Group Income Statement, Group Statement of Comprehensive Income, Group Balance Sheet, Condensed Group Cash Flow Statement, Group Statement of Changes in Equity and the related notes 1 to 11. We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the interim financial statements.

This report is made solely to the Company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK and Ireland) “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors’ Responsibilities

The interim financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The interim financial statements included in this interim financial report have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the interim financial statements in the interim financial report for the three and six months ended 2 July 2011 based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Review Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements in the interim financial report for the three and six months ended 2 July 2011 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

Ernst & Young LLP
London

4 August 2011